FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to _________________________

Commission file number 001‑09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2025 and 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To Plan Participants and Benefit Plans Committee

H.B. Fuller Company 401(k) & Retirement Plan

St. Paul, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the H.B. Fuller Company 401(k) & Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2024.

Minneapolis, Minnesota

June 10, 2026

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2025 and 2024

	2025	2024
Assets:
Cash	$289	$1,669
Investments, at fair value
Mutual funds	25,222,296	80,941,895
H.B. Fuller Company stock	19,944,995	25,163,693
Common collective trust funds	507,000,118	415,953,532
Total investments	552,167,409	522,059,120

Notes receivable from participants	7,117,432	6,928,878
Employer contributions receivable	2,789,026	350,761
Total assets	562,074,156	529,340,428

Other liabilities	6	-

Net assets available for benefits	$562,074,150	$529,340,428

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2025

Additions:
Contributions:
Participant contributions	$23,761,291
Employer contributions	15,546,340
Rollover contributions	3,626,053
Total contributions	42,933,684
Investment income:
Dividends	1,684,314
Other income	342,896
Total investment income	2,027,210
Net appreciation in fair value of investments	71,663,866
Interest income on notes receivable from participants	506,288
Total additions	117,131,048

Deductions:
Participant distributions and withdrawals	(83,649,614)
Administrative expenses	(1,069,604)
Total deductions	(84,719,218)

Net increase in net assets available for benefits	32,411,830

Transfers into plan from plan merger (Note 1)	321,892

Net assets available for benefits:
Beginning of year	529,340,428
End of year	$562,074,150

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

1.	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General

The Plan is a contributory defined contribution plan covering all eligible U.S. employees of H.B. Fuller Company and participating employers (“the Employer,” “Plan Administrator” and “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee

The trustee for the Plan is Empower Trust Company, LLC, (“the Trustee”).

Divestiture and Transfer Into Plan from Plan Merger

On December 2, 2024, the Company completed the sale of certain assets of its North American Flooring business. Approximately 175 participants, who were a part of the Company’s North American Flooring business, voluntarily elected to roll their balances out of the Plan and transfer their balances to their new plan. As a result, balances totaling $17,790,158 were transferred from the Plan’s Trust in March 2025 which is recorded in participant distributions and withdrawals in the Statement of Changes in Net Assets Available for Benefits.

Effective December 31, 2024, the Royal Holdings, Inc. Collective Bargaining Unit 401(k) Savings Plan and Trust (“Royal Plan”) was merged into the H.B. Fuller Company 401(k) & Retirement Plan as amended and as approved by the Director of Global Benefits. As a result, assets totaling $4,400,439 were transferred from the Royal Plan's Trust into the Plan’s Trust on December 31, 2024 and participant loans totaling $321,892 were transferred into the Plan's Trust on January 2, 2025. The Royal Plan was a defined contribution plan covering eligible union employees of Royal Holdings Inc. (“Royal”) which was acquired by the H.B. Fuller Company on October 20, 2017.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

Eligibility and Contributions

All regular full-time and part-time employees on the U.S. Payroll may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. The automatic contribution of 4 percent of eligible earnings will be taken out of the employee’s pay and begins as soon as administratively feasible following 30 days of employment and will be invested in the default investment fund used in the Plan, unless the employee opts out or elects a different percentage. An employee may make contributions equal to 1 percent of pre-tax or after-tax (Roth contribution) compensation up to a maximum of 75 percent subject to a statutory maximum of $23,500 for 2025. Participants are subject to an automatic deferral percentage increase of 1 percent if their deferral percentage is less than 10 percent of eligible earnings as long as the participant has not made a change to their deferral percentage in the last 180 days. Participants who are age 50 or older at any time during the current Plan year, may contribute an additional pre-tax and/or after-tax (Roth contribution) amount to the Plan. The additional amount these participants may contribute during 2025 is $7,500 for ages 50 through 59 as well as age 64 and above and $11,250 for ages 60 through 63. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

Beginning April 1, 2025, participants can now also contribute Non-Roth after-tax contributions. Highly Compensated Employees may only contribute up to 3 percent in Non-Roth after-tax contributions; all others may contribute up to the maximum annual IRS limits.

The Employer makes Safe Harbor Matching Contributions (“matching contributions”) to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation, to be allocated according to the employee’s elections. All qualified employees are immediately eligible for the Employer matching contribution. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Stock. A participant’s investment option for past and future contributions can be changed daily within restrictions. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at any time. Employer matching contributions to the Plan cease during the suspension period.

All employees were eligible to receive non-discretionary non-elective retirement contributions of 1 percent of the employee’s eligible earnings each pay period which totaled $2,786,030 for the Plan year ended December 31, 2025.

All employees were eligible to receive an annual discretionary non-elective contribution of up to 3 percent of the employee’s eligible earnings based on H.B. Fuller Company’s earnings per share. Employees must be employed on November 30th of the plan year, and contributions are made on an annual basis during the first quarter of the plan year following the plan year to which they pertain. There was a 1 percent discretionary non-elective contribution in the amount of $2,566,547 made to the Plan for the year ended December 31, 2025 and contributed in the first quarter of 2026. This contribution is recorded in employer contributions receivable in the Statements of Net Assets Available for Benefits. There was no discretionary non-elective contribution made for the Plan year ended December 31, 2024.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) non-discretionary and discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document. Participant accounts are charged with an allocation of administrative expenses.

Payment of Benefits

Upon separation of service, retirement or death, a participant or beneficiary may elect to receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, the participant may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. The investment in H.B. Fuller Company Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contributions (both non-discretionary and discretionary) plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested in these contributions after three years of vesting service with the Employer, or upon age 65 (normal retirement date as defined in the Plan), disability, death or plan termination.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 but cannot exceed the lesser of: 1) $50,000, reduced by the greatest outstanding loan balance of the past 12 months, or 2) greater of $10,000 or 50 percent of their vested account balance, or 3) 100 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued (6.75 percent and 7.50 percent as of December 31, 2025 and 2024, respectively). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5‑15 years. Participant loans at December 31, 2025 had interest rates ranging from 3.25 percent to 8.50 percent maturing at various dates through 2040. Participant loans at December 31, 2024 had interest rates ranging from 3.25 percent to 8.50 percent maturing at various dates through 2039. Principal and interest are repaid ratably through payroll deductions. Only one outstanding loan is allowed per participant.

Forfeitures

Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer’s non-elective and profit-sharing contributions to the participant’s account. Amounts forfeited are used to pay certain administrative expenses, for participant account adjustments and to reduce future employer contributions. For the year ended December 31, 2025, forfeitures of $436,929 were used to reduce plan expenses and forfeitures of $150,172 were used to reduce employer contributions.

Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

Plan Amendments and Other Plan Changes

Effective January 1, 2026, the Plan was amended to exclude Paid Family Leave by a third party payor from the definition of Eligible Earnings. Also effective January 1, 2026, the Plan was amended to require certain highly-paid participants to have made a deemed election to contribute all catch-up contributions as Roth contributions.

Effective April 1, 2025, the Plan was amended to accept non-Roth after-tax contributions that are not excluded from the Participant's income, made on behalf of Participants in accordance with certain provisions as stated in the amendment.  Also effective April 1, 2025, the Plan allows for In-Plan Roth Conversions.

Effective January 1, 2025, the Plan was amended to include a higher level of catch-up contributions for those participants aged 60-63.

On December 30, 2024, the Plan was amended to merge the Royal Holdings, Inc. Collective Bargaining Unit 401(k) Savings Plan and Trust effective December 31, 2024, as outlined above.

On April 30, 2024, the Plan was amended to merge the spun-off portion of the Beardow Adams, Inc. 401(k) Profit Sharing Plan (“Beardow Adams Plan”) as of May 1, 2024. The Plan Sponsor acquired Beardow Adams, Inc. as part of the acquisition of Beardow Adams Holding Ltd. on May 1, 2023.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Investment Valuation and Income Recognition

The fair value of the Plan’s investment in H.B. Fuller Company stock is based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2025 and 2024.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.

Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions and trued up on an annual basis during the first quarter of the plan year following the plan year to which they pertain. Discretionary non-elective contributions are recorded in the year contributed or as a receivable for the year contributed if the contribution is made in the subsequent year.

Concentration of Market Risk

As of December 31, 2025 and 2024, approximately 4 percent and 5 percent of the Plan’s net assets available for benefits, respectively were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

Distributions to Participants

Distributions to participants are recorded when the distribution is made. There were no distributions requested but not yet paid as of December 31, 2025 and 2024.

Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as the sum of the unpaid principal balance plus accrued but unpaid interest.

Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants directly and indirectly through an ERISA spending account, from the forfeiture accounts, and potentially from general assets of the Company. Certain asset management fees of the Plan are charged against the Plan’s investment income. The ERISA spending account consists of a quarterly fee collected from each Plan participant to be used to pay eligible plan expenses on the Plan’s behalf.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Subsequent Events

The Plan has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued. There were no events that occurred during such period that would require recognition or disclosure in the financial statements as of, or for, the year ended December 31, 2025.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

3.	Concentration of Investments

The following presents investments that represent 10 percent or more of the Plan’s Net assets available for benefits at December 31, 2025 and 2024:

	2025	2024
Legal & General S&P 500 DC	$136,483,182	$133,842,262

4.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated June 23, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) contingent upon the adoption of certain proposed amendments that were submitted in a letter to the IRS on June 9, 2017 and have been adopted by the Plan. On December 30, 2021, the Plan was amended and restated effective January 1, 2022. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Related party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as related party transactions. Purchases and sales of H.B. Fuller Company stock for the year ended December 31, 2025 amounted to $1,739,083 and $3,956,431, respectively. The fair value of H.B. Fuller Company stock was $19,944,995 and $25,163,693 as of December 31, 2025 and 2024, respectively. The number of shares of H.B. Fuller Company stock was 335,279 shares at an average share price of $59.46 and 372,752 shares at an average share price of $67.48 as of December 31, 2025 and 2024, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as party-in-interest. Notes receivable from participants were $7,117,432 and $6,928,878 as of December 31, 2025 and 2024, respectively.

Certain Plan investments are held by Empower Trust Company, LLC. Empower Trust Company, LLC is the trustee and record keeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, certain fees for recordkeeping, audit and investment advisory and management services are paid to vendors that are considered parties-in-interest.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

6.	Administration of Plan Assets

The Plan’s assets are administered under a contract with Empower Trust Company, LLC, the Trustee of the Plan. The Trustee invests funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants.

7.	Fair Value Measurements

Estimates of fair value for assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. It also applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that reflect management’s assumptions, and include situations where there is little, if any, market activity for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual funds: Mutual funds consist of investments in various types of funds and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

Common stock: Common stock is classified as level 1 as it is valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust Funds: Common Collective Trust Funds consist of investments that are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

The Plan Sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan Sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflected of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2025
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$25,222,296	$25,222,296	$-	$-
H.B. Fuller Company Stock	19,944,995	19,944,995	-	-
Total categorized in the fair value hierarchy	45,167,291	$45,167,291	$-	$-
Other investments measured at NAV	507,000,118
Total Investments at fair value	$552,167,409

As of December 31, 2024
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$80,941,895	$80,941,895	$-	$-
H.B. Fuller Company Stock	25,163,693	25,163,693	-	-
Total categorized in the fair value hierarchy	106,105,588	$106,105,588	$-	$-
Other investments measured at NAV	415,953,532
Total Investments at fair value	$522,059,120

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2025 and 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2025
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Boston Trust Walden SMID CAP CIT	$16,849,800	N/A	Daily	Ten days
Blackrock Total Return Bond Fund L	17,200,036	N/A	Daily	Same day
GQG Partners International Equity CIT D	20,045,237	N/A	Daily	Various*
Legal & General S&P 500 DC	136,483,182	N/A	Daily	Same day
Legal & General ACWI EX US DC	21,355,829	N/A	Daily	Same day
State St Real Asset NL CL C	2,781,245	N/A	Daily	Same day
State St Russell small/mid IDX SL CL II	40,851,850	N/A	Daily	Same day
Vanguard Target Retirement Saving Trust IV Fund	24,451,648	N/A	Daily	12 months
Vanguard Target Retire 2020-2070 Trust II Funds	221,819,889	N/A	Daily	Same day
Vanguard Target Retire INCM Trust II Fund	5,161,402	N/A	Daily	Same day

*Five day notification period for trades above $1 million and 15 day notification period for full liquidations.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Legal & General S&P 500 DC	$133,842,262	N/A	Daily	Same day
Legal & General ACWI EX US DC	18,653,465	N/A	Daily	Same day
State St Russell small/mid IDX SL CL II	39,363,078	N/A	Daily	Five days
Vanguard Target Retirement Saving Trust IV Fund	24,486,546	N/A	Daily	12 months
Vanguard Target Retire 2020-2070 Trust II Funds	194,557,835	N/A	Daily	Same day
Vanguard Target Retire INCM Trust II Fund	5,050,346	N/A	Daily	Same day

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Schedule H, line 4i -Schedule of Assets (Held at End of Year)

December 31, 2025

EIN 41-0268370

Plan Number 003

	(b)
	Identity of issuer,			(e)
	borrower, or	(c)	(d)	Current
(a)	similar party	Description	Cost	value
*	H.B. Fuller Company Stock Fund	Common Stock	**	$19,944,995
	Blackrock Total Return Bond Fund L	Common Collective Trust Fund	**	17,200,036
	Boston Trust Walden Smid Cap CIT	Common Collective Trust Fund	**	16,849,800
	Fidelity US Bond Index	Mutual Fund	**	25,222,296
	GQG Partners International Equity CIT D	Common Collective Trust Fund	**	20,045,237
	Legal & General S&P 500 DC	Common Collective Trust Fund	**	136,483,182
	Legal & General ACWI EX US DC	Common Collective Trust Fund	**	21,355,829
	State St Real Asset NL CL C	Common Collective Trust Fund	**	2,781,245
	State St Russell small/mid IDX SL CL II	Common Collective Trust Fund	**	40,851,850
	Vanguard Retirement Savings Trust IV	Common Collective Trust Fund	**	24,451,648
	Vanguard Target Retire 2020 Trust II	Common Collective Trust Fund	**	7,891,032
	Vanguard Target Retire 2025 Trust II	Common Collective Trust Fund	**	18,140,965
	Vanguard Target Retire 2030 Trust II	Common Collective Trust Fund	**	36,033,336
	Vanguard Target Retire 2035 Trust II	Common Collective Trust Fund	**	43,315,505
	Vanguard Target Retire 2040 Trust II	Common Collective Trust Fund	**	26,795,981
	Vanguard Target Retire 2045 Trust II	Common Collective Trust Fund	**	24,365,771
	Vanguard Target Retire 2050 Trust II	Common Collective Trust Fund	**	28,590,292
	Vanguard Target Retire 2055 Trust II	Common Collective Trust Fund	**	19,441,064
	Vanguard Target Retire 2060 Trust II	Common Collective Trust Fund	**	11,905,537
	Vanguard Target Retire 2065 Trust II	Common Collective Trust Fund	**	4,095,059
	Vanguard Target Retire 2070 Trust II	Common Collective Trust Fund	**	1,245,347
	Vanguard Target Retire INCM Trust II	Common Collective Trust Fund	**	5,161,402
*	Participant loans	Participant loans, interest rate (Low 3.25%, High 8.50%, due at various dates through 2040)	—	7,117,432
		Total investments		$559,284,841

*	Represents party-in-interest.
**	Cost omitted for participant directed investments.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date:	June 10, 2026	By:	/s/ Dawn R. Bergien-Skarbalus
(Director of Global Benefits, on behalf of Celeste B. Mastin, Plan Administrator)